Exhibit 99.1

IAMGOLD REPORTS RECORD QUARTERLY GOLD PRODUCTION
AND ANNOUNCES ROSEBEL MINE EXPANSION

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 17, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced the following:

-	A new record for quarterly gold production with over 310,000 attributable ounces of gold in the fourth quarter of 2010;
-	The Company’s 2010 total year gold production at the high end of the forecast range of 940,000 to 970,000 ounces, at an average cash cost within guidance of $565 to $585 per ounce;
-	In 2010, the Company produced 4.4 million kilograms of niobium with an average operating margin at the high end of the guidance range of $17 to $19 per kilogram;
-
The Company confirms its 2011 guidance (released December 9, 2010) that  it expects attributable gold production to be in the range of between 1.1 million and 1.2 million ounces of gold at a cash cost of between $565 and $595 per ounce;

-	The Company confirms its 2011 guidance to produce between 4.7 million and 5.0 million kilograms of niobium at a margin of between $15 and $17 per kilogram;
-	Capital expenditures for 2011 are budgeted at $460 million;
-	The primary focus of the 2011 capital program is to advance and expand the Company’s core long-life assets comprised of:
o	the expansion of the Rosebel gold mine;
o	the expansion of the Essakane gold mine;
o	the continued development of the Westwood gold project for startup in 2013; and
o	the continued underground expansion of the Niobec niobium mine;
-	The three-year production and capital outlook for the mines IAMGOLD operates which is detailed below.

2010 GOLD AND NIOBIUM PRODUCTION

The Company announced record fourth quarter attributable gold production of over 310,000 ounces and 2010 total year attributable gold production at the high end of the guidance range of 940,000 to 970,000 ounces and cash cost within guidance of $565 to $585 per ounce. The Essakane mine produced 80,000 attributable ounces in the quarter notwithstanding a three-week interruption in November due to an electrical issue. The Essakane mine attained nameplate throughput capacity in December.  In 2009, total year attributable gold production was 939,000 ounces at a cash cost of $461.

In 2010, IAMGOLD also produced 4.4 million kilograms of niobium at an average margin at the high end of the guidance range of $17 to $19 per kilogram as compared with 4.1 million kilograms produced at an average margin of $20 per kilogram in 2009.   The Company’s mid-year niobium guidance for 2010 was to produce between 4.5 and 4.7 million kilograms at an average margin in the range of $17 to $19 per kilogram.  2010 niobium production was slightly less than the guidance due to the processing of higher amounts of lower grade material in the fourth quarter.

MANAGEMENT OF CASH COSTS AND MARGINS

The Company’s average cash costs for gold rose in 2010 as compared with 2009.  In addition to the increasing cost of consumables, increased costs are partially due to higher gold prices. Increases in the gold price resulted in increased royalty rates and increased price driven royalty amounts. As the prices rise, lower grades of ore become economic to mine. By choosing to mine these lower grade deposits of the ore body and managing the cut-off grade, the Company can mine previously uneconomic portions of its resource base, increase the yield from the ore bodies and extend the life of the mines. Notwithstanding increased costs, this yields positive cash flow for the Company.  IAMGOLD’s continuous improvement programs and cost control efforts focus on aggressively managing unit operating costs (such as cost per tonne mined and cost per tonne milled) and productivities at the operating sites.

Further to the guidance that the Company published in early December 2010, IAMGOLD is providing its production and capital spending profile for years 2011 through 2013 for the mines it operates.  For 2011, 2012 and 2013, the Company has respectively assumed:

•	annual average gold prices per ounce of $1,300, $1,250 and $1,150;
•	U.S. dollar values of the Euro of 1.35, 1.35 and 1.30; and
•	Canadian dollar values of the U.S. dollar of $1.00, $1.05 and $1.05.

THREE-YEAR PRODUCTION PROFILE (for mines owned and operated by IAMGOLD)

Attributable Gold Production (thousands of ounces)	Q4 2010 Actual	2010 Actual	2011 Forecast	2012 Forecast	2013 Forecast
Owned and Operated Gold Mines (% owned by IAMGOLD)
Essakane(90%)	80	122	370-390	310-330	380-400
Rosebel (95%)	119	395	360-380	390-410	360-380
Westwood (100%)	-	-	-	-	130-150
Mouska (100%)	18	33	25-30	-	30-35
Mupane (100%)	15	57	55-60	40-45	15-25

Niobium production (millions of kilograms)
Niobec	1.06	4.35	4.5-5.0	4.5-5.0	4.5-5.0
Note:  The above table excludes the Company’s joint ventures at Sadiola and Yatela in Mali and working interests in Tarkwa and Damang in Ghana.   The Company confirms its 2011 guidance (released December 9, 2010) that  it expects attributable gold production to be in the range of between 1.1 million and 1.2 million ounces of gold at a cash cost of between $565 and $595 per ounce and confirms that in 2011 it expects to produce between 4.7 million and 5.0 million kilograms of niobium at a margin of between $15 and $17 per kilogram.

As evidenced by the 80,000 ounces of production in the fourth quarter of 2010, the Essakane mine in Burkina Faso had an excellent ramp up to above nameplate throughput capacity following the temporary electrical breakdown at the mill in early November.

2011 CAPITAL EXPENDITURES

For 2011, IAMGOLD’s capital expenditure program is $460 million focused primarily on the brownfield growth opportunities at its core platform of gold mines including the Rosebel mine in Suriname, the Essakane mine in Burkina Faso and the Westwood development project in Canada.

IAMGOLD’s President and CEO, Steve Letwin said, “We are confident that superior returns will be generated by re-investing in these brownfield opportunities which will expand and extend our long-life, lower-cost mines where we are the operators and have a controlling ownership position.  It is on these sites that we can best leverage the existing infrastructure and take advantage of the competencies and significant experience within the Company.  The Rosebel and Essakane mines are world-class assets that have already demonstrated the excellence of our corporate social responsibility programs and our development and operational teams.”

Mr. Letwin further commented, “We believe that our share price is significantly undervalued.  We have actively engaged in various discussions with current and potential investors to explore ways to unlock value.  Specifically, we believe that investors are not assigning full value to our minority interest mines in West Africa and our niobium mine in Quebec, Canada.   The management team has just returned from a targeted trip to South-East Asia where it had promising discussions with regard to various options that the Company is exploring to unlock value in these assets.”

The following table of capital spending for 2011 assumes favourable outcomes for the feasibility study to expand Essakane and for the feasibility study to mine and process the underlying sulphide ore at Sadiola.   In addition, we have undertaken a feasibility study to expand the plant capacity at the Rosebel mine in Suriname.

The Rosebel mine expansion is primarily an optimization of this open pit mine.  Without expansion, Rosebel mill throughput would decline going forward as the ore mix will trend to higher proportions of hard rock.  The cost of the staged expansion is expected to total an additional $185 million over the next seven years versus the no-expansion case with sustaining and replacement capital only.  The project entails additional grinding capacity to allow mill throughput to be maintained between 12 and 14 million tonnes per year, even with the increased hard rock volumes, coupled with additional mining equipment to increase annual mining capacity to 70 million tonnes to optimize mill feed grades.  The expansion essentially brings gold production forward in time and reduces long-term fixed costs by reducing the currently planned mine life.   The benefits are substantial, including:

-	A 60% return on the expansion capital, after tax;
-	A payback period of 2.7 years; and
-	Annual gold production of 400,000 to 450,000 ounces throughout the life of mine.

Including the Rosebel expansion, the following table shows the site allocation of IAMGOLD’s 2011 capital budget.

Site (Ownership %)	Planned Capital Expenditure ($ millions)			Details
	2011	2012	2013
Westwood (100%)	146	132	54	The mine remains on track for startup in early 2013. These expenditures will be for deepening the shaft and developing drift levels for future mining.
Essakane (90%)	139	191	25	A favourable outcome to the current feasibility study is assumed for expansion construction to start in Q4 2011.
Rosebel (95%)	95	38	23	Primarily for new equipment, sustaining capital, engineering and civil work related to an expansion and resource development.
Niobec (100%)	39	20	13	This capital budget is to be allocated to sustaining capital, underground development, a pumping station and for water treatment.
Sadiola (41%)	22	98	92	This assumes a favourable outcome of the current feasibility study of the Sulphides project.
Mupane (100%)	4	5	-	For sustaining capital and resource development.
Other	15	16	13
Total	460	500	220

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events, developments or results that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves and expected production or guidance) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “guidance” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to operate at nameplate capacity failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com.

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